

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2012

Via E-mail
Mr. Thomas Diemer
Chief Financial Officer
Pruco Life Insurance Company
213 Washington Street
Newark, NJ 07102

> **Re:** **Pruco Life Insurance Company**
> **Item 4.02 of Form 8-K Dated July 2, 2012**
> **Filed July 6, 2012**
> **File No. 033-37587**

Dear Mr. Diemer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures and internal controls over financial reporting, specific to all of the applicable periods affected by your decision to restate, in light of the error that you have described.

2. Please also provide us with an estimated time-frame as to when you intend to file the Form 10-K/A for the period ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding these comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief